                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                      NORWOOD PROMOTIONAL PRODUCTS, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  669729-10-5
                                (CUSIP Number)


  Frank P. Krasovec, President               Richard J. McMahon, Esquire
           FPK, LLC                        Blank Rome Comisky & McCauley LLP
106 East Sixth Street, Suite 300                  One Logan Square
       Austin, Texas 78701              Philadelphia, Pennsylvania 19103-6998
         (210) 227-7629                           (215) 569-5500


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 15, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [_]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      (Entities Only)

      Frank P. Krasovec
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          660,917
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          660,917
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      660,917 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

      James P. Gunning, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      500 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      John Finnell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, OO, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          200,054
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          200,054
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      200,054 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      George Bell Strob
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             53,193
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          53,193
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      53,193 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Brian P. Miller
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          17,142
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          17,142
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      17,142 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Paul W. Larson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, BK, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          62,298
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          62,298
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      62,298 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      Russell A. Devereau
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 669729-10-5           13D
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

      James Preston
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
 2    Instructions)                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO. 669729-10-5
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1
        Michael Linderman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      (See Instructions) PF, OO, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            54,475

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             54,475

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      54,475 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO. 669729-10-5
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1
        David Kagel

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      (See Instructions) PF, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            23,776

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             23,776

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      23,776 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
------------------------                                 ---------------------
  CUSIP NO. 669729-10-5
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1
        John Max Waits

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      (See Instructions) PF, BK, SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,100

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,100

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,100 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    (See Instructions)
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This Schedule 13D report relates to the Common Stock, no par value per share ("Common Stock"), of Norwood Promotional Products, Inc. (the "Issuer" or the "Company"). The address of the Issuer's principal executive offices is 106 East Sixth Street, Suite 300, Austin, Texas 78701.

Item 2.  Identity and Background.

     This statement is being jointly filed by each of the following persons:
Frank P. Krasovec, James P. Gunning, Jr., John Finnell, George Bell Strob, Brian
P. Miller, Paul W. Larson, Russell A. Devereau, James Preston, Michael Linderman, John Max Waits and David Kagel (collectively referred to herein as the "Reporting Persons").

     Due to Mr. Krasovec's ownership of 13% of the Issuer's stock, he presently has a Schedule 13G on file with the Commission. Mr. Krasovec's inclusion in this Schedule 13D serves to amend his previous Schedule 13G filing.

     Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each Reporting Person and anyone with whom a Reporting Person shares voting or dispositive power with respect to his Common
Stock: (i) name, (ii) residence or business address, (iii) present principal occupation or employment, (iv) principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person. Each of the Reporting Persons may be deemed to be holding their shares of Common Stock with the purpose (together with the other Reporting Persons) of acquiring control of the Issuer through the Merger (as described below); accordingly, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), the beneficial owner of the shares of Common Stock covered by this Statement. It is anticipated that additional individuals may become Reporting Persons.

     None of the Reporting Persons or the other persons listed in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in any of them being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Each Reporting Person has obtained the Common Stock that he/she presently holds over a course of years for investment purposes with personal funds, a bank loan that has been paid or as merger consideration as a result of being a stockholder of a Company that was purchased by the Issuer. As described below, the Issuer and FPK, LLC, a limited liability company ("LLC") formed and wholly owned by Frank P. Krasovec, the Chairman, President and Chief Executive Officer of the Issuer have entered into a Merger Agreement pursuant to which a wholly-owned subsidiary of LLC will merge with the Issuer. As a result the Merger all shares of Common Stock of the Issuer (other than as described in Item 4 below) will be converted into the right to receive $20.70 per share. The amount of funds necessary for the purchase of such shares of Common Stock of Issuer is approximately $84 million.

     Financing for the Merger, which is being arranged by LLC includes (i) a $50 million senior secured credit facility to be provided to the Issuer pursuant to a commitment letter from Merrill Lynch Capital Corporation ("Merrill Lynch") and NationsBank, N.A. ("NationsBank") (of which $30 million will be provided by Merrill Lynch and $20 million by NationsBank), consisting of (A) a $25 million senior secured term loan, which will be fully drawn at the closing of the transaction ("Closing") and (B) a $25 million senior secured revolving credit facility, of which no more than $10 million will be drawn at Closing,
(ii) up to $100 million from the issuance by the Issuer of unsecured senior subordinated notes due 2008, which notes will be sold or placed pursuant to a highly confident letter by Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates and will be issued simultaneous with the Closing and (iii) $20 million from the issuance by the Issuer of pay-in-kind preferred stock which will be provided pursuant to a commitment letter from Ares Leveraged Investment Fund, L.P., an affiliate of Ares Management, L.P. Conditions to the consummation of the financing include, among other things, the execution and delivery of definitive documents, the satisfactory completion of due diligence by the financing sources and the absence of any material adverse change with respect to the Issuer. A portion of the above described financing will be used to pay down existing Issuer debt and as working capital for the Surviving Corporation (as defined below).

Item 4.  Purpose of Transaction.

          On March 15, 1998, LLC and Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). Under the Merger Agreement, LLC will form a wholly-owned subsidiary ("Newco"), which will be merged with and into Issuer (the "Merger"), whereupon the separate existence of Newco will cease and the Issuer will continue as the surviving corporation ("Surviving Corporation").

     The Merger Agreement provides that, at the effective time of the Merger ("Effective Time"): (i) each share of Common Stock (collectively, the "Common Shares") issued and outstanding immediately prior to the Effective Time, other than as described in clause (iii), clause (iv) and other than those owned by Dissenting Shares holders (as defined below), will be converted into the right to receive $20.70 per share in cash (the "Merger Consideration"); (ii) all Common Shares to be converted into the right to receive the Merger Consideration pursuant to clause (i) will be canceled and retired, and each holder of Common Shares will thereafter cease to have any rights with respect to such Common Shares, except the right to receive the Merger Consideration; (iii) each Common Share issued and outstanding that is owned by any present or future Reporting Person (the "Buyout Group") immediately prior to the Effective Time will be converted into one fully paid and nonassessable share of common stock, $.01 par value, of the Surviving Corporation; (iv) each Common Share issued and outstanding and owned by the Issuer as treasury stock or by any of the Issuer's subsidiaries immediately prior to the Effective Time will be canceled and retired; (v) each share of capital stock of Newco issued and outstanding immediately prior to the Effective Time will be canceled and retired; and (vi) all notes and other debt instruments of the Issuer which are outstanding immediately prior to the Effective Time shall continue to be outstanding subsequent to the Effective Time as debt instruments of the Surviving Corporation, subject to their respective terms and provisions.

     At the Effective Time, each option, warrant and convertible debt instrument of the Issuer (each a "Stock Derivative") to purchase Common Shares shall continue to be outstanding subsequent to the Effective Time as options, warrants and convertible debt of the Surviving Corporation, subject to all expiration, lapse and other terms and conditions thereof, except that the term of all Stock Derivatives (other than convertible debt and employee incentive stock options) shall be extended for three years from the date of their current expiration.

     The Merger Agreement provides that the articles of incorporation and by-laws of the Issuer, as in effect immediately prior to the Effective Time, as amended to convert the par value of the Common Stock from no par to $.01 par value and to authorize the issuance of blank check preferred stock, shall become, from and after the Effective Time, the articles of incorporation and by-laws of the Surviving Corporation until amended in accordance with its terms and the Texas Business Corporation Act ("TCBA").

     The Merger Agreement provides that the directors and officers of Newco immediately prior to the Effective Time shall become, from and after the Effective Time, the directors and officers of the Surviving Corporation. Such persons will continue as directors or officers, as the case may be, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

     The Merger is subject to, among other things, the approval of the holders of at least two-thirds of the outstanding Common Stock of the Issuer, the consummation of debt and equity financing to finance the transaction, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and compliance with Article 2.38 of the TCBA. Prior to the Effective Time, Issuer or LLC may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

     If the Merger is completed as planned, the Reporting Persons expect to cause the Issuer to seek to have the shares of Issuer Common Stock cease to be authorized to be listed on the NASDAQ National Market System.

     Other than as described above, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement such Reporting Persons reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

     As of the filing date of this Schedule 13D ("Filing Date"), Mr. Krasovec beneficially owns 660,917 shares of Common Stock, including 7,000 shares that Mr. Krasovec has the right to acquire through the exercise of Issuer stock options vesting on or before May 31, 1998 ("Vested Options") and excluding 23,000 shares that Mr. Krasovec has the right to acquire through the exercise of Issuer stock options that do not vest until after May 31, 1998 ("Unvested Options"). Mr. Krasovec's 660,917 shares of Common Stock represent approximately 13.0% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Krasovec has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

     As of the Filing Date, Mr. Gunning beneficially owns 500 shares of Common Stock, excluding 16,000 shares that Mr. Gunning has the right to acquire through the exercise of Unvested Options. Mr. Gunning's 500 shares of Common Stock represent less than 0.1% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Gunning has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

     As of the Filing Date, Mr. Finnell beneficially owns 200,054 shares of Common Stock, including 9,728 shares that Mr. Finnell has the right to acquire through the exercise of Vested Options and excluding 11,500 shares that Mr. Finnell has the right to acquire through the exercise of Unvested Options. Mr. Finnell's 200,054 shares of Common Stock represent approximately 3.9% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Finnell has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

     As of the Filing Date, Mr. Strob beneficially owns 53,193 shares of Common Stock, including 16,008 shares that Mr. Strob has the right to acquire through the exercise of Vested Options and excluding 24,934 shares that Mr. Strob has the right to acquire through the exercise of Unvested Options. Mr. Strob's 53,193 shares of Common Stock represent approximately 1.0% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Strob holds all of his shares of Common Stock jointly with his wife, Debra Ann Strob. Accordingly, Mrs. Strob may be deemed to share in the power to vote or direct the vote of, the power to dispose or to direct the disposition of and the power to receive or direct the receipt of dividends from, or the proceeds from the sale of, Mr. Strob's Common Stock.

        As of the Filing Date, Mr. Miller beneficially owns 17,142 shares of Common Stock, excluding 2,500 shares that Mr. Miller has the right to acquire through the exercise of Unvested Options. Mr. Miller's 17,142 shares of Common Stock represent approximately 0.3% of the Issuer's outstanding Common Stock as of March 15, 1998. On January 27, 1998, Mr. Miller sold 1,000 shares of Common Stock on the open market for $17.00 a share. On January 28, 1998, Mr. Miller sold 1,000 shares of Common Stock on the open market for $16.875 a share. On February 13, 1998, Mr. Miller sold 1,000 shares of Common Stock on the open market for $16.50 a share. Mr. Miller has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

        As of the Filing Date, Mr. Larson beneficially owns 62,298 shares of Common Stock, including 3,867 shares that Mr. Larson has the right to acquire through the exercise of Vested Options and excluding 4,933 shares that Mr. Larson has the right to acquire through the exercise of Unvested Options. Mr. Larson's 60,053 shares of Common Stock represent approximately 1.2% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Larson has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

        As of the Filing Date, Mr. Devereau beneficially owns 2,500 shares of Common Stock, including 2,000 shares that Mr. Devereau has the right to acquire through the exercise of Vested Options and excluding 8,000 shares that Mr. Devereau has the right to acquire through the exercise of Unvested Options. Mr. Devereau's 2,500 shares of Common Stock represent less than 0.1% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Devereau has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

        As of the Filing Date, Mr. Preston beneficially owns 1,000 shares of Common Stock, excluding 20,000 shares that Mr. Preston has the right to acquire through the exercise of Unvested Options. Mr. Preston's 1,000 shares of Common Stock represent less than 0.1% of the Issuer's outstanding Common Stock as of March 15, 1998. On January 23, 1998, Mr. Preston was granted options under the employee stock option plan to purchase 20,000 shares of Common Stock at $16.75 per share. Mr. Preston holds all of his shares of Common Stock jointly with his wife, Brenda Preston. Accordingly, Mrs. Preston may be deemed to share in the power to vote or direct the vote of, the power to dispose or to direct the disposition of and the power to receive or direct the receipt of dividends from, or the proceeds from the sale of, Mr. Preston's Common Stock.

         As of the Filing Date, Mr. Linderman beneficially owns 54,475 shares of Common Stock, including 3,999 shares that Mr. Linderman has the right to acquire through the exercise of Vested Options, 15,000 shares that Mr. Linderman has the right to acquire through the exercise of vested warrants and 35,294 shares that Mr. Linderman has the right to acquire through the conversion of a convertible note and excluding 14,001 shares that Mr. Linderman has the right to acquire through the exercise of Unvested Options. Mr. Linderman's 19,864 shares of Common Stock represent approximately 1.1% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Linderman has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

     As of the Filing Date, Mr. Kagel beneficially owns 23,776 shares of Common Stock, including 16,318 shares that Mr. Kagel has the right to acquire through the exercise of Vested Options and excluding 18,467 shares that Mr. Kagel has the right to acquire through the exercise of Unvested Options. Mr. Kagel's 23,776 shares of Common Stock represent approximately 0.5% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Kagel has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

          As of the Filing Date, Mr. Waits beneficially owns 13,100 shares of Common Stock, including 7,862 shares that Mr. Waits has the right to acquire through the exercise of Vested Options and excluding 18,800 shares that Mr. Waits has the right to acquire through the exercise of Unvested Options. Mr. Wait's 13,100 shares of Common Stock represent approximately 0.5% of the Issuer's outstanding Common Stock as of March 15, 1998. Mr. Waits has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Stock of which he is the beneficial owner.

        Each of the Reporting Persons has agreed to participate as a member of the Buyout Group. The filing of this Statement shall not, however, be construed as an admission that any of the members is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares covered by this Statement. The aggregate beneficial ownership of the Reporting Persons is 21.3% of the outstanding shares of Common Stock of the Issuer.

        The determination of percent beneficial ownership of Common Stock is based upon their being 5,078,028 shares of Common Stock were issued and outstanding as of March 15, 1998.

        Except as described above in Item 3 and this Item 5, none of the Reporting Persons has effected any transactions in Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In addition to the relationship and understanding among the Reporting Persons already described in this Statement, at the Effective Time, it is anticipated that the Reporting Persons, and any other individual that as a result of the provisions of the Merger Agreement holds stock in the Surviving Corporation ("Surviving Shareholders"), will enter into a shareholder's agreement ("Shareholders' Agreement") which is expected to provide certain rights and responsibilities among the Shareholders. The terms of the Shareholder's Agreement have not yet been completed.

        At the present time there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and/or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

        Exhibit A -       Joint Filing Agreement pursuant to Rule
                          13d-1(f)(1)(iii)

        Exhibit B- 1(a)*  Commitment Letter dated March 15, 1998 by and between
                          FPK, LLC, Merrill Lynch Capital Corporation and NationsBank, N.A.

        Exhibit B- 1(b)*  Term Sheet regarding Bank Facilities

        Exhibit B- 2(a)*  Highly Confident Letter dated March 15, 1998 by and between FPK, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

        Exhibit B- 3(a)*  Commitment Letter dated March 14, 1998 by and between
                          FPK, LLC and Ares Leveraged Investment Fund, L.P.

        Exhibit B- 3(b)*  Term Sheet regarding Preferred Stock

        Exhibit C*-       Agreement and Plan of Merger between LLC and Issuer
                          dated March 15, 1998 [as verification of the number of Issuer shares outstanding].

        Exhibit D -       Power of Attorney (included on page 18)

-----------------
*Previously Filed

                                  SIGNATURES

     After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank P. Krasovec and James P. Gunning, Jr. and each of them, his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 1 to Schedule 13D has been signed below by the following persons on the dates indicated.

              SIGNATURE                       DATE
              ---------                       ----


       /s/ Frank P. Krasovec                  March 26, 1998
----------------------------------            --------------
Frank P. Krasovec

       /s/ James P. Gunning, Jr.              March 26, 1998
----------------------------------            --------------
James P. Gunning, Jr.

       *                                      March 25, 1998
----------------------------------            --------------
John Finnel

       *                                      March 25, 1998
----------------------------------            --------------
Michael Linderman

       *                                      March 25, 1998
----------------------------------            --------------
James Preston

       *                                      March 25, 1998
----------------------------------            --------------
Paul W. Larson

       *                                      March 25, 1998
----------------------------------            --------------
Russell A. Devereau

       *                                      March 24, 1998
----------------------------------            --------------
George Bell Strob

       *                                      March 24, 1998
----------------------------------            --------------
Brian P. Miller

        /s/ J. Max Waits                      March 25, 1998
----------------------------------            --------------
J. Max Waits

        /s/ David Kagel                       March 25, 1998
----------------------------------            --------------
David Kagel

* By: /s/ Frank P. Krasovec
      ----------------------------
      Attorney-in-Fact

                                   EXHIBIT A

                            Joint Filing Agreement

     In accordance with Rule 13d-1(f)(1) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them to this Statement and any subsequent amendments hereto.

           SIGNATURE                          DATE
           ---------                          ----


       /s/ Frank P. Krasovec                  March 20, 1998
----------------------------------            --------------
Frank P. Krasovec

       /s/ James P. Gunning, Jr.              March 20, 1998
----------------------------------            --------------
James P. Gunning, Jr.

       /s/ John Finnel                        March 20, 1998
----------------------------------            --------------
John Finnel

       /s/ Michael Linderman                  March 25, 1998
----------------------------------            --------------
Michael Linderman

       /s/ James Preston                      March 23, 1998
----------------------------------            --------------
James Preston

       /s/ Paul W. Larson                     March 20, 1998
----------------------------------            --------------
Paul W. Larson

       /s/ Russell A. Devereau                March 24, 1998
----------------------------------            --------------
Russell A. Devereau

       /s/ George Bell Strob                  March 20, 1998
----------------------------------            --------------
George Bell Strob

       /s/ Brian P. Miller                    March 20, 1998
----------------------------------            --------------
Brian P. Miller

       /s/ J. Max Waits                       March 26, 1998
----------------------------------            --------------
J. Max Waits

       /s/ David Kagel                        March 26, 1998
----------------------------------            --------------
David Kagel

                                  APPENDIX A
                                  ----------


--------------------------------------------------------------------------------------------------------------------
      Name                     Address                 Occupation         Business Address       Citizenship
--------------------------------------------------------------------------------------------------------------------
Frank P. Krasovec          106 E. 6th Street         Chief Executive     106 E. 6th Street         U.S.A.
                           Suite 300                 Officer-Norwood     Suite 300
                           Austin, TX 78701          Promotional         Austin, TX 78701
                                                     Products, Inc.
--------------------------------------------------------------------------------------------------------------------
James P. Gunning, Jr.      106 E. 6th Street         Chief Financial     106 E. 6th Street         U.S.A.
                           Suite 300                 Officer-Norwood     Suite 300
                           Austin, TX 78701          Promotional         Austin, TX 78701
                                                     Products, Inc.
--------------------------------------------------------------------------------------------------------------------
John Finnell               106 E. 6th Street         Senior Vice         106 E. 6th Street         U.S.A.
                           Suite 300                 President           Suite 300
                           Austin, TX 78701          Performance         Austin, TX 78701
                                                     Enhancement-
                                                     Norwood Promotional
                                                     Products, Inc.
--------------------------------------------------------------------------------------------------------------------
George Bell Strob          19923 Encino Grove        President-Radio     615 Perez Street          U.S.A.
                           San Antonio, TX 78259     Cap Company         San Antonio, TX 78207
--------------------------------------------------------------------------------------------------------------------
Debra Ann Strob            19923 Encino Grove                                                      U.S.A.
                           San Antonio, TX 78259         N/A                   N/A
--------------------------------------------------------------------------------------------------------------------
Brian P. Miller            3533 Ridgewood Dr.        Plant Manager-      2300 Palmer Street        U.S.A.
                           Pittsburgh, PA 15235      Radio Cap Company   Pittsburgh, PA 15218

--------------------------------------------------------------------------------------------------------------------
Paul W. Larson             2135 Encino Loop          Vice President      615 Perez Street          U.S.A.
                           San Antonio, TX           Operations-Radio    San Antonio, TX 78207
                           78259                     Cap Company
--------------------------------------------------------------------------------------------------------------------
James Preston              38 Fair Oaks              Chief Executive     615 Perez                 Canadian
                           St. Louis, MO 63124       Officer-Radio       San Antonio, TX 78207
                                                     Cap Company
--------------------------------------------------------------------------------------------------------------------
Brenda Preston             38 Fair Oaks                                                            Canadian
                           St. Louis, MO 63124            N/A                   N/A
--------------------------------------------------------------------------------------------------------------------
Russell A. Devereau        40 Kenney Dr.             President-Artmold   40 Kenney Dr.             U.S.A.
                           Cranston, RI 92829        Products            Cranston, RI 92829
                                                     Corporation
--------------------------------------------------------------------------------------------------------------------
Michael Linderman          106 E. 6th Street         Executive Vice     106 E. 6th Street          U.S.A.
                           Suite 300                 President-Product  Suite 300
                           Austin, TX 78701          Development-       Austin, TX 78701
                                                     Norwood
                                                     Promotional
                                                     Products, Inc.
--------------------------------------------------------------------------------------------------------------------
David Kagel                8700 Bellanca Ave.        President-Barlow    8700 Bellanca Ave.        U.S.A.
                           Los Angeles, CA 90045     Promotional         Los Angeles, CA 90045
                                                     Products, Inc.
--------------------------------------------------------------------------------------------------------------------
J. Max Waits               2149 NW 135th Street      General Manager-    214 SW Jackson Street     U.S.A.
                           Clive, IA 50325           Air-Tex             Des Moines, IA 50315
                                                     Corporation
--------------------------------------------------------------------------------------------------------------------
